Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: November 29, 2006

DISCLAIMER

This report and has been prepared by Iberdrola S.A. in relation to the potential acquisition of the shares of ScottishPower plc. and for presentations to the media, investors and analysts. Therefore, this report can not be disclosed, released or relied or be used by any other person for any purpose other than the purpose stated above, except with the written consent of Iberdrola S.A.

The estimates, projections and forecasts used in this report have been prepared for illustration purposes only. The projections and forecasts involve significant assumptions and subjective judgments, which may or may not prove to be correct. No representation or warranty, express or implied, is or will be given by Iberdrola S.A. as to the accuracy, completeness or fairness of any information contained in this report and, nothing in this report should be relied upon as a promise or representation as to the past, current situation or future of Iberdrola S.A.

The content of this report is addressed to individuals and corporations who do dot have the appropriate knowledge of Iberdrola S.A. or its activity, and therefore neither lberdrola S.A. nor its legal advisers, accountants or financial advisers assume any liability whatsoever for this report or its use for any other purpose other than as set forth above. By delivering this report Iberdrola S.A. does not undertake any obligation to update any of the information contained herein or to correct any inaccuracies which may include.

This report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities with respect to Iberdrola S.A. or ScottishPower plc.

Rule 425 Legend

IMPORTANT INFORMATION IN THE US

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc. (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc. and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc. will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc., the Acquisition and any Offer.

ScottishPower plc. shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower plc. relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc. and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc. and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc. and Iberdrola S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc. and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc. and Iberdrola S.A. to the Comisiòn Nacional el Mercedo de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc. with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc. nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

[Iberdrola Presentation 28 November 2006

Transcription of interpreters’ recorded voices]

Good morning everyone. We are going to start with the presentation and first of all, I’m going to read the disclaimer which I think is of interest. I would like to report that so far we have not been able to be as transparent as we usually are at Iberdrola since this has been prevented by the regulations of some of the countries where this agreement has an affect. And, this same legislation could prevent us from answering some of your questions or providing certain information as would be our wish. And, without further ado, I would like to handover to the chairman, president of Iberdrola, Mr. Jose Ignacio Galán.

Good morning all. Thank you for coming to this very early appointment and of course, our intention today, is to inform you about the agreements reached yesterday between the boards of Iberdrola and Scottish Power to organise an offer on the whole capital of the British corporation.

I will begin my presentation with a brief explanation to explain the strategic interests of this operation of Iberdrola and then I will give the floor to our strategy and development director, Mr. Jose Luis del Valle who will give you the low-down on the agreement and then Jose Sainz Armada, our CFO, will explain the financial considerations behind the operation and then I will come back to you to draw some conclusions.

The growth of value generated by Iberdrola over the past few years and our excellent human team have been key factors behind the operation we are introducing today. An operation that opens up new opportunities for our company. On the one hand, the operation would allow us to further our objectives established under our strategy plan 2007/2009 that we adopted in October and, on the other hand, it will increase the company’s volume, generating more value for all our shareholders, both Iberdrola’s current shareholders and our new British partners. At the same time, the operation will take us to the very forefront of the energy market with a business portfolio that is better balanced and stands at the forefront of the world’s wind market. This operation stands firmly within the framework of our company’s internationalisation strategy with nearly half our revenue coming from countries such the UK, the United States and Latin America. All of these new openings will lead us to further growth in the future generating synergies, increasing our earnings per share and of course, upholding our financial solidity and our commitment to our shareholders. Finally, our new range of sources of income will allow us to diversify our risks considerably. Essentially, the integration between Iberdrola and Scottish Power dovetails perfectly with the principles of our 2007/2009 strategy plan and with our commitments adopted towards our shareholders, our clients, our employees and society as a whole. As you will no doubt remember the strategy plan that we adopted recently establishes a number of basic principles including growth, internationalisation and efficiency and all of these under one final aim, that is, to make the company essentially more profitable. With this operation, Iberdrola will further these three principles at the same time as we meet the company’s strict criteria that we have established from non-organic growth.

As strategic criteria, we established in our presentation that any operations we embarked on would be focused on countries that had fully liberalised energy markets. We would also be dealing with companies that included generation, distribution and supply activities that would provide both operative and technological synergies.

Regarding financial criteria, we, as you might remember, there was a question on this at that very meeting. We established the requirement that any operation must have positive impact both in terms of earnings per share and cash flow per share and recall that earnings per share – and I was committed to – to meeting these commitments – and we would maintain very reasonable leverage ratios. And finally, we pointed out that the ideal way of doing this would be to suggest friendly operations. So, these were the criteria that have guided Iberdrola’s analysis of the operation we are introducing today and I can assure you that this operation meets all the criteria I have mentioned and therefore dovetails perfectly with the directives we established under our strategy plan.

In the first place, the operation we are introducing today creates a larger Iberdrola, meeting the criteria of growth. In operative terms, our overall capacity will reach 36,000 MW with a 30% increase against Iberdrola’s capacity in 2006, September. Of this total, over 6,000 MW will correspond to renewables which is 50% more than the Iberdrola’s installed capacity and thus, reaffirming Iberdrola’s position as a world leader in wind-generated power. Finally, this operation will add over 3 million points of supply to Iberdrola’s existing 18 million. So, we will have more than 21 million points of supply. And, I would like to stress the fact that this growth would allow us not only to increase our main operational dimensions, it will also take us to a leading position both in Europe and the Americas. Specifically, in Europe, the company will be a leader on two of the continents’ five major markets and we will be in a very positive position when it comes to establishing the single energy market. The company will also be consolidated as a leader in renewables with over 4,300 MW operative in September and a portfolio of 13,000 MW in Europe, of which, 5,000 MW will be outside the UK and Spain. As a result, the company will have a clean and diverse generation mix, very well placed for growth. At the same time, we will also be leveraging complementary capacities in our network and distribution business.

Regarding the Americas, the company will have very positive growth potential. In the US, Scottish Power will be bringing in their outstanding position in the wind market with 1,600 operative MW and another 9,000 in the pipe line. Iberdrola will be contributing 5,000 MW in projects essentially through Amrec?? and Community Energy which have recently been acquired. Additionally, the company will also be present in thermal generation and gas storage.

In Latin America, Iberdrola will be bringing 3,300 MW in terms of generation and we have a very comfortable position in Mexico being the first private producer and will be bringing in 8,000 points of supply, particularly in Brazil, where we are the first distributor in the north-west of the country. And, I would also like to underline the fact that the company is a leader, world leader, in renewables based both on our size and our experience which will allow us to make the best of this market’s growth worldwide and, all of this, thanks to expertise in choosing our locations, provisions, construction and marketing, scales of economy in the supply of turbines, local energy management platforms and a very well positioned portfolio for future development.

So, to sum up, our business models are complementary between Scottish Power and Iberdrola, both in terms of our mix, our sales distribution and Scottish Power, of course, will be bringing in their important presence in transmission.

As I said at the beginning, this complementarity means that we will be establishing a more diverse, a more balanced portfolio between liberalised and regulated business, as you can see, in the distribution per activities under EBITDA that is on the screen.

On the other hand, this complementarity will also be reflected on the geographical scale because Iberdrola’s presence in Latin America and Spain will tie in with Scottish Power’s presence in the UK and the US. This way, we will be limiting our risks to exposure to specific currencies and the company’s position will be strengthened in countries with a high rating. Through this operation, we will be creating a European leader that will stand in third place by company value with nearly 65 billion euros in enterprise value. And, we will do this, meeting all our financial criteria established under our strategy plan. In the first place, the operation will have a very positive effect, in terms of cash flow per share, we will be increasing our benefits per share from the first year, thus, meeting our dividends commitment and, we will be increasing our profitability on generated capital. We will uphold our current leverage and we will, of course, ensure our A, single A, rating. These are all the criteria we have established. Therefore, we believe this operation meets all our commitments with our shareholders and now I invite Jose Luis del Valle to explain the details of this agreement.

Thank you chairman. Good morning everyone.

According to the terms of the agreement that has been reached, Iberdrola would acquire the total capital of Scottish Power paying for each share of this company, 400p in cash and 0.1646 in Iberdrola shares. At yesterday’s exchange rate, it would be valued at another 365p, for a total of 775p at yesterday’s exchange rate. Additionally, Scottish Power, just before closing the transaction would declare a dividend of 12p per share that would be paid immediately after closing the agreement. This, at yesterday’s exchange rate, represents 777p per share and a total capital value of slightly over 17 billion euros. The shares issued by Iberdrola would be 245 million and this would represent 21.4% of the total new share capital for the group after the operation. It’s not a takeover bid, it is scheme of arrangement which is an instrument that can be used in the United Kingdom and the schedule would be slightly less than five months. Starting with the approval by the board of directors, yesterday, continuing with the announcement made of the operation today and as we can see on the screen, we have the major landmarks for the process. One of them is obtaining the approval from the competent authorities which would be the community authorities since this is a community-dimensioned concentration operation, which we would expect to obtain without a problem by mid-February. Subsequently, the general shareholders’ meeting of Iberdrola would have to approve the increased capital operation for the payment in shares to the shareholders of Scottish Power. This is anticipated for March 29th coinciding with our ordinary shareholders meeting and the next day, the ordinary and extraordinary shareholders meeting at Scottish Power would be held to approve this scheme of arrangement mechanism.

Subsequently, Iberdrola would need an independent expert report in order to carry out the capital enlargement with preferential subscription of shares in exchange for others. And, it is expected that the whole process can be completed before the end of April. As our president said, this is a friendly operation. An operation recommended by the board of Scottish Power. It will move forward according to the scheme of arrangement if the majority of the shareholders and 75% of the value approve the operation and it would be applied not only to that 75% but to the total share value. This, obviously, is subject to the approval of Scottish Power’s shareholders at this shareholders meeting and also, it is subject to the approval of Iberdrola’s shareholders with regard to the increased capital. It is, of course, also subject to other common conditions including regulatory issues.

Moving on to value creation, I do have to say, repeating what the director for relations with investors said at the beginning, Ignacio Cuenca, that we cannot provide forecasts because of the limitations he mentioned. On this display, we have the Iberdrola profit and loss statement for 2005 and the proforma profit and loss including profit and loss from Iberdrola and Scottish Power and we would go from profits slightly under 1.4 billion euros to closer to 2.1 billion euros in net profits. And according to the analyst community, future forecasts, not from us, but from the analysts, indicate that the EBIT for the company in 2005 to 2009 would be somewhat higher than the figures announced by Iberdrola in its strategic plan for 2007/2009. It would be around 15%. And net profit would grow around 14% as forecast by Iberdrola. So, both EBIT and net profit continue to grow at steady rate.

And synergies: there are obviously synergies. In a conservative way, the recurrent potential synergies have been calculated and estimated at around 130 million euros per year. And during the first few years, we are going to have around 44 million euros per year in improved synergies through the investments to be carried out. If we quickly break down the cost synergies, some are related to the setting up of an integrated group. We have central services that overlap and can therefore be reduced. And, in particular, a number of shared services and fundamentally, the technology costs where we believe there is an enormous reduction potential. There are also reductions in other operating synergies such as the commercial activities or supply activity, generation and issues related to renewables where a leader will be set up as our president said. There are also energies in investments in these renewables, in distribution and supply. And, we also have other synergies that we are convinced can be achieved but they have not been quantified, such as efficiencies in generating and processes, the option of being present in a new nuclear plant in the United Kingdom or liquid natural gas in the UK and also, loss reduction in certain supply business contracts. I have to say that these synergies have been fully validated by a consultant auditor as is the rule in the United Kingdom if they are to be published. And, moving on very quickly to operating synergies, we are talking about 130 million euros a year. With the breakdown, we can see here – at the corporate centre, 31 million euros; in share services, fundamentally technology, 27 million; in wind energy in the US, 5; in generation supply and others, 67; amounting to total of 130. These

130 million euros reduction in operating costs, if we put them in the context, compared to the total cost base for the combined group, we are talking about less than 5% of the total. And, you are all aware of the experience and the results obtained by Iberdrola in recent years in cost reduction. We therefore believe that 5% is attainable and it can even be surpassed. And regarding the schedule for the implementation of these synergies, I would say that the schedule is prudent, 40 million euros in the first year, another 50 in the second year and another 40 in the third year, amounting to the 130 million euros through operating synergies. To these, we add the synergies in investments estimated at 192 million euros over 5 years, 192 million euros over those 5 years, in the wind and generation business, 58 in the wind business in the United Kingdom together with combined cycle generation and 134 in the United States, fundamentally through turbine supply from Gamesa to Scottish Power and also because of our engineering and construction company participating in the development of these wind farms which today is Scottish Power’s. A total of 192 million euros. And subsequently, on a recurrent basis, approx. 6 million euros per year. And finally, I would like to say something about asset revaluation. The excess price paid over the accounting value of Scottish Power’s assets has been distributed in the following manner: 7.3 billion euros, 7.3 million euros, at a greater value of materials, a? billion euros, the typical value for concessions. In other words, the material assets, the tangible assets have a 20-year depreciation. The intangible assets, these concession values that are assigned to intangible assets would have a much longer depreciation or perhaps even without depreciation. And finally, 5 billion euros in financial goodwill fund that would not be depreciated. This amount, according to the Spanish accounting rules, instead of being 5 billion euros would be slightly higher, 6.1 billion euros. And, it could be depreciated for accounting purposes. This depreciation for accounting purposes over a 20-year period would bring about tax savings in our annual accounts that would be recognised as deferred taxes. We want to confirm this procedure by putting an enquiry to the general tax office and would have a clear positive impact on our cash flow. And now I would hand over to the financial director, Pepe Sáinz

Thank you, Jose Luis. I would now like to take a look at certain aspects relating to the financing of the operation. As our strategy and development director has mentioned, the operation breaks down into two sections; one in cash and the other in shares. We have currently underwritten and guaranteed funding of up to 7,955 million pounds or 11 billion euro. And this is extendible for 11 months and it is underwritten by ABN, Barclays and Royal Bank of Scotland. The terms of these agreements are extremely advantageous for us and they reflect the Group’s solidity and the support that the initiative has from these banks. And it will be refinanced in 2007. Refinancing, in the long term, will develop – as I will explain. These assets will be devoted to paying the cash element of the transaction, to be received by Scottish Power shareholders (5,953 million pounds) repayment of convertible to bond holders and to reconvert particular payments incurred by Scottish Power.

In the stock section, 1,488 million Scottish Power shares correspond to 0.164 Iberdrola shares so we will be issuing 245 millions shares that will add to the 902 million existing Iberdrola shares. That will establish a total net capital of 1.1 billion shares. That is, Scottish Power shareholders would hold around 21.4% of the new corporation’s stock.

So, the operation, as our strategy director has said, we are not allowed to show you the ratios we are working on. So we will have to give you the ratios broken down by Iberdrola and Scottish Power at pre-operation closure figures. We believe the operation will allow us to uphold a solid financial position, as our chairman has said, to keep within the single A category in the mid to lower range of that single A rating range. We will uphold the same financial policy that we have been following to present, minimising our structural subordination in the new company and we will uphold high liquidity. And of course, we will recover our 12-month refinancing needs in advance.

As you can see, pre-operation maturity profile is very comfortable with a perfectly manageable maturing over the next five years. So we will be able to refinance the operation through the capital markets and banking debt. We will be refinancing in the same currency as the cash flows are generated, so we will uphold this policy to keep our financing in the currency while we generate cash flow. And most of it will be done at a fixed rate, limiting risks incurred by varying interest rates. And, as the chairman has said, the new group will uphold its dividend per share objective announced under the strategy plan for 2007-2009. That is 1.5 euros per share or the equivalent in pounds, 1.017 pounds per share.

In addition to what we announced in the strategy plan we will be divesting one billion euro in Iberdrola assets in the 12 months following the transaction.

And now, I return to the chairman for him to wind up??? the presentation.

Thank you very much Pepe. Finally I would like to share with you some conclusions on the agreement. This operation comes after a five-year period with a strong growth in value at Iberdrola for all the shareholders thanks to the thorough compliance with the plan 2001-2006, which was also ambitious. For the future, our aim is to replicate this success model in the new Iberdrola that is beginning today. And in this way, to be able to continue growing the way we have done so far. And this is going to be the case because the operation we are presenting today meets all the criteria established for the non-organic growth of our strategic plan. From the strategic point of view, this will enable us to strengthen the internationalisation of the company, focusing on liberalised markets that are growing and stable – with an integrated business model and putting our stakes on renewable energy.

Furthermore, the integration of the two companies will provide, as Jose Luis del Valle indicated, significant synergies and cost-savings. And from the financial point of view, the operation will increase profits per share and cash flow per share and maintain the leverage and solid rating of the company without changing our objective regarding dividends per share for 2009. The operation reinforces our commitment with the shareholders of Iberdrola and Scottish Power, with our customers, with the people that work at our companies and for society overall – the society where we operate. With the shareholders, by generating greater profits and creating more value; with our customers, by continuing to invest to improve our service quality; with the people that work at the companies, by focusing on their training, development and by offering them new professional opportunities. And finally, with society, by watching over the environment, developing clean energies, increasing investments in R&D and by providing new opportunities to suppliers. And finally, with the operation we are presenting today, a world leader is born in the energy sector: a company focused on more profitable, more solid, more balanced and more global growth. And all this, I would like to emphasise, is thanks to the human team, to the staff, at this company, that proved it has a vision and management capacity to find new opportunities and carry out the necessary actions to attain the objectives, no matter how ambitious they may seem. Thank you very much.

Well, you know we have certain limitations and now we are going to move on to questions from the floor.

Paul, Rogers. Can I ask two or three questions? I can understand VBN??, the attractions of VBN, and I know you say you are going to be a leader in the UK market, where your position in the UK generation supply market is actually quite small, the number five player. Can you take me through the logic of staying in that business when that business would be far more valuable to EDF or RWE on an asset-sale basis? Can you also tell me about transmission and distribution in the UK – why that is attractive – again when infrastructure firms are willing to pay so much for those assets and they look like an obvious disposal? And can you, just to qualify the goodwill tax yield that you will get, is around 90 million per annum under the new tax rates that we are going to see in Spain? Thank you.

With the point you mentioned, regarding why we are interested in British generation, transmission and distribution: it would be reductio ad absurdum. We would only be able to buy companies that were much larger. The advantage of this company is that it has an integrated structure and that is precisely what we are looking for. They generate, they …. a reasonable amount to cover their transmission and sales market and a very effective network that allows them to manage their energy in a very reasonable fashion. So we are extremely interested in a highly integrated company – that is precisely what we want. But we are not only interested in wind generation, which is of course extremely attractive, both in the UK and in the US, we are also interested in traditional business, integrated business, as this company has. And it doesn’t matter if it’s the first, fifth company. This is an important dimension; 6000 MW of installed capacity. And that is a lot more than what some of our European competitors have in Spain who have marginal positions but these people are present on the markets. So to have 6000 MW in the UK is an important dimension because the leaders in the market don’t have much more than that. They are within the same range. It isn’t this case in Spain. Some of us sitting here today have 2000 MW on a 50 or 60,000 MW market. So we are talking about 6000 MW in a market where the largest operator has 10 – 12,000. So, really we are talking in very relative terms. So we do have an interest in upholding these assets because we believe they add value and that is our strategic line of integrated … our business on all levels. Of course, in terms of renewables this is a plus from being the first British and the second in the US where the wind farms in the pipe line and with Iberdrola’s drive, both teams’ know-how will really be able to boost the process for building new wind farms, particularly, bearing in mind that at present one of the major limitations is the availability of turbines and Iberdrola has signed an agreement with Gamesa for 2700 MW in turbines that will be handed over in the next 2 – 3 years. So, we have the machines, we have the know-how, we have the placement and we are in a market that is really growing the most in terms of generation.

Regarding your second question. If we can confirm the 6.1 billion euro in trading fund, if that figure is confirmed and if the tax treatment is confirmed according to what these trading firms?? have adhered to, then your figures are correct, we will be covering the operation over 20 years in terms of 3 million euro a year and in tax figures that would be around 19 million euros a year.

I have two questions. You have announced that once the operation is concluded, we will be talking about 2 billion euros in Iberdrola assets and do you have any repurchase programme to try and mitigate the possible flowback once Scottish Power shareholders receive Iberdrola shares?

Thank you Julian. Regarding divestments: earlier we said the Group has a portfolio with market value above 4 billion euros. We have sufficient assets in that sense. Of course, we can’t go into the details of our thinking here but we do have a plan and our plan is perfectly attainable over the 12 months following the signing of the agreement. We think that as well as bolstering our financial standing, we think this divestment plan is also positive in terms of the shareholders knowing that the Group intends to do this to support the operation within our broad portfolio. One of the things we have adopted is not a buy-back scheme but on the basis of our board’s authorisation under our capacity to buy our own shares, we will do this if we believe it is necessary as we see things move along and if we appreciate a degree of flow back or in our prices per share. To what amounts perhaps in the range of around 3% where we would certainly be using our shareholders meeting authorisations. So it wouldn’t be a formal buy-back programme but it would be based on the authorisation we have from the shareholders meeting to buy back our own portfolio and that will certainly defend - would be done to defend our shareholders’ interests.

Good morning, Javier Garrido from Dresdner. I have two questions. The first is what would the estimated cost be to obtain these synergies that you mentioned? The cost associated to the operation, apart from the financial costs that has already been mentioned. And, the second question is more general. What has influenced the timing? Why now, bearing in mind that Scottish Power (and it is no secret that there have been offers last year). It is a company that “is up for sale”. What has decided Iberdrola to go in now at this time?

Starting with the first question. We have estimated the implementation costs to obtain these operating synergies. The estimate we have made for those costs and which we have included in our valuation models is around 100 million euros including everything. The corporate centre, the shared services and technology fundamentally, the supply business, etc. A figure of around 100 million euros in one go and this would probably be done in the first year.

Regarding the second question. Opportunities go by when they go by. And it has just gone by now. We have studied it and we have come to an agreement with them. At this point, I don’t know if this agreement could have been reached earlier or later but the fact is that it has happened now and it is the time we have chosen to do it because it is when we found the window of opportunity. And, opportunities come by when they come by and they have to be taken. The opportunity has arisen and we have taken it.

Alejandro Donáiz???

Hello, good morning. Alejandro Donaiz from BBVA. I have a question and a related question. First, I thought you had the approval of the shareholders to increase up to 50% of your capital to issue bonds up to 9 billion euros, I think. If that is the case, why do you have to go through the shareholders meeting again to approve this increased capital. And, if you have to go through the shareholders meeting, as you say, what percent of the votes do you need to approve this capital increase on March 29th? Thank you.

Yes, we have an approval from the shareholders meeting to increase the capital up to 50% more in cash. If we increase the capital in cash, we have the authorisation to do it. In shares, we need to through the shareholders meeting and the percent approval is the same as for any other operation, the majority.

Javier Ruiz, Aral??? Corporation.

It is a shame you can’t give us more details on Scottish Power’s activities over the next few years because we are experts on the Spanish markets, of course, but we are not aware on what’s happening on the British market. But through going over Scottish Power’s memory because there were rumours about what was going to happen, so we have looked into them and there are two things that I would like to know on the past, on 2005. One has to do with the value of regulated assets. According to their reports that was 3 million, 3 billion pounds and I think this is very highly profitable and I would like you to explain why this company is so profitable. And regarding their generation business, I am not too aware of what the pool prices are that Scottish Power is selling at. Are they selling by instalments and are those prices adjusted to EBITDA? Do those prices have, are they related to electricity prices for previous years. What are your forecasts for 2005 Iberdrola EBITDA? What prices, what were they selling at in 2005?

Regarding your first question. Profitability of regulated assets in the UK is regulated, of course. The thing is Scottish Power has over the past few years, has been able to improve on their return on investments that are established because this is a very firm regulated environment, that is highly established and that allows operators to improve their return if they increase quality and limit loss. And that is what Scottish Power has achieved in the past. So, they have improved their basic regulated return on their regulated assets base. Regarding regulation, it is true that part of Scottish Power’s production is sold on the instalment market. That is the usual procedure in the UK where spot market is less important than in Spain. So, a part is being sold on the instalment market and what I don’t have here is the specific average price that Scottish Power obtained on that instalment market throughout 2005/2006 that closed on March 31st 2006.

Hello, I have three questions to ask. One has to do with your capex under the 2007/2009 strategy plan. How is this affected by the new operation? And, I don’t know if these legal, under these legal requirements, you could give us a combined capex projection for both companies over the next few years, if you can do that. Regarding the divestment plan over 12 months, I would like to know if we could, your considering selling any Scottish Power assets or have you had to sign any agreements to not sell assets over a specific period of time. Then, what are your plans with Scottish Power management? Do you intend to keep that team?

Regarding the Iberdrola’s capex, it won’t be affected. Our investment plan is upheld in the same terms and we have the same thinking regarding Scottish Power’s future path. Can we say anything on that? At present we are not considering changes on Scottish Power’s investment plans. I think we allowed to say this. We can think that our investment plans are Iberdrola’s plus Scottish Power’s, as it were.

Regarding divestments, Pepe?

Under this plan, as I said we only have forecasts for divestments in Iberdrola assets. That is what we are predicting and we have no limitations of any kind to avail of Scottish Power’s assets as we see fit. There is no agreements with anyone. Contrary to what some of the papers are saying. And as for the management team, the news I have according, from people I know and people who have been in touch with our own people, the information, the input I have is extremely positive. These people are extremely professional. They are very skilled indeed, they are very good at managing their business. And, they have managed their assets very well. So, our approach is that they are very welcome on board and we would like them to remain on board on this new ship, Iberdrola/Scottish Power and we intend to work with each and everyone of the people on the team.

Let’s move on to questions over the telephone and the first, I think, is from Raimundo Fernandez Cuesta from Credit Suisse. Yes, Raimundo, please ask your questions.

Yes, good morning. I have a couple of questions for the president and CEO, Mr. Galán. First of all, with all these speculation there has been regarding movements in the Spanish market, in the last year or half year, where it has been speculated that Iberdrola could participate in an operation with Fenosa and with Gas Natural, for example. When we see the difficulties involved in growing in Spain with the possible sale of assets and reduced sizes, etc, I would like to reflect on the opportunities for growing in Spain compared with the opportunities now in the United Kingdom, for example. How would you compare these two possibilities?

It has been said that this was going to be a defensive or a non-defensive strategy and a lot has been said about whether this could be done in Spain or not. So, I would like your thoughts on that. And secondly, do you see any major hurdles in carrying out this transaction and I am thinking about, for example, some other competitor coming on the scene? EDF has been mentioned or others that may be interested in getting involved in this transaction. And thirdly, a lot has also been said about the valuation – whether it is expensive, not expensive, the possibility of structuring some of Scottish Power’s assets to stretch that valuation by providing a lot of leverage on the regulated businesses. I don’t think that is Iberdrola’s style. You have said you are not going to sell anything but are you thinking of doing any financial engineering with Scottish Power’s assets? Thank you very much.

Well, as usual your questions are always interesting. First of all, speculations. Well, I think I have said this in all the languages I have had the opportunity of using. Iberdrola will not get involved in any operation where, because of our legal situation, will make one less than one, not less than two. And, in order to carry out a corporate operation with a Spanish company, we are not willing for the competition courts, the commission or whoever, to force us to sell assets that for us are tremendously valuable. We have managed to obtain them over 100 years’ history to keep other assets that are less valuable to us. I am not saying they are not good or useful but they are less valuable. Therefore, as long as this legislation and I have also said this, as long as this legislation doesn’t change, Iberdrola is certainly not willing to get involved in a process where the result as we have seen on previous occasions has always been a failure. We want to be successful and we are not going to get into an adventure to only to get there halfway, for legal or regulatory issues, etc, etc. The operation, if the operation is completed with Scottish Power, provides the opportunity of carrying out corporate operations in Spain because we come out of the Spanish legislation and go into the European legislation. The European Union legislation, as we can see, is much more flexible than the Spanish competition legislation. We have just seen the approval for operation such as E.ON over Endesa or Gas de France with Suez which in general has been much more favourable without requirements that make the operation impossible. Therefore, if it is materialised we would be open to studying opportunities with these companies in the Spanish market on the basis that what we contribute plus what they contribute should give us a figure of more than one and not turn us into a weaker or smaller company. Hurdles, well as Jose Luis said, this isn’t a takeover bid as such, it is an operation that we could translate or use the term in Spanish, merger, but there may be other companies making an offer. That risk always exists. That could happen. The valuation – well, I think that after what Jose Luis said, I think that we can very clearly justify, that with the issues we have commented on. This operation creates value and absolutely meets the requirements for value creation that we have always been strict about at Iberdrola. I am proud to say that all the opportunities that have ended up on our desk over all these years – when we thought they wouldn’t create value, we have said no. In that sense, we are a very cold, a very analytical company. We analyse things and we look at things with pre-established criteria and if the operation meets the criteria, we are willing to go for it and if not, we say, no, and we have done this consistently over all these years. We are not going to sell. We don’t have a structure thought out or planned to carry out financial engineering and you have said, very well, that that isn’t our style. But, Pepe Sáinz is responsible for analysing that. I think that at this point we are still at a very early stages. As the financial officer said, we have structured the financial operation and it fits all our ratios??? from the point of view of leverage, company rating and all the financial parameters we have been looking at. So, this is the path we are taking. We will see what the future brings. But, it is currently structured on the financial basis explained by the financial director. And I would like to clarify that for reasons of the activities after this presentation, we only have 20 minutes. So, those of you on the waiting list, please don’t ask too many questions, if possible, just one question and that way you can all ask a question. I think now we have Javier Suarez from ENG.

Yes, Mr. Suarez, please ask your question.

Yes, good morning, I am Javier Suarez from ENG. Just one question. On page 19 of the presentation, you say that the operation improves the ROCE of the company, of the combined company, compared to Iberdrola’s ROCE. I was wondering in that estimate, what your estimate is of the tax advantages related to the goodwill in this operation? Has it been included in the calculation and how probable is it that this tax advantage will be applied in Spain?

The calculations that have been made are obviously based on our estimates of the corporate synergies and other possible advantages related to the tax depreciation of the goodwill fund. I cannot provide the figures, I think you have the information to be able to work them out and calculate the impact that this can mean. Obviously, this is based on estimates and we believe that these tax advantages are going to be kept but as we said during the presentation, we are going to confirm this by asking the tax office as is our obligation.

And now Alejandro ??? from Citiu???

Good morning. I have two questions. One is more strategic. It has to do with the weight of the new Iberdrola’s activity with less importance in Latin America and more importance for regulated activities. Is this a strategy that fits well with you or will you be starting a new drive in Latin America or limiting regulated activities in the US? And the second question is more financial. It has to do with material assets, tangible assets in Scottish Power. You said you would be depreciating that over 20 years and my question is, what is the fiscal tax impact of this depreciation?

Well as I said, the structure we have outlined in terms of resource generation is a lot more balanced in general. This is a structure where Spain, UK, US, Latin America have more relative weight to each other and our plan in Latin America is not to do more or less. Our plan is to do what we what we had predicted we were doing. Our plan continues to be our plan. This is a plus to our plan that we believe adds value, synergy and new opportunities, particularly, in the largest growing businesses which include renewables.

Could you answer the second part?

Regarding the second part of your question, today, as of today, the excess value allocated to assets, depreciation of that excess value allocated to assets, is not tax deductible.

Adrian For??? from Deutsche Securities.

Good morning. I have three questions that have to do with liabilities. The first is, where do you want to fund your liabilities after the acquisition. Is this going to be all done against Iberdrola S.A.? The second question, will you try to keep your debt in dollars in Scottish Power because I believe you want to refinance a part of that. And my third question is, could you give us more details on what you mean by minimising structural co-ordination. Do you have an objective in figures of the total debt against Scottish Power against the group’s total assets?

Well, funding is structured to be done from the holding, Iberdrola S.A. So, in that sense, it is a structured at the mother corporation. So, for refunding Scottish Power, we would uphold the criteria we have mentioned. We do all our funding management centrally. We have cash flows from Mexico, etc, in US dollars. So, what we have to do is look at the details of this and see what our flows are in, US dollars, in £s and other currencies and structure our funding as we see fit. And regarding minimising our structural subordination. What we mean by that is precisely that, not to have an excess debt assigned, allocated to individual companies but to have an important part of our debt at Iberdrola S.A. I can’t give you specific targets but we will try to minimise that in line with the input we get from the rating agencies. It’s not the same having certain types of debt in one place or another and things may vary depending on what assets we are dealing with, where they are located, etc, etc. But we do have a target that is to limit, to minimise our funding from subordinate companies.

Martin Young from Lehman.

A couple of questions. The first relates to your expectations of the process with the European Commission. You indicated on a slide particularly ………turnaround there. Do I take it that you are expecting no requirements for any disposals whatsoever given the recent decisions by the EC in respect of Endesa and E.ON? And then, secondly, you talk in the offer documentation about the technicalities around the agreement that you still have with Gas Natural. Do we take it by virtue of this …… today that you are basically saying that in no way, shape or form that you expect Gas Natural, Endesa to come to fruition and therefore there will be no agreement to move forward with them. Thank you.

Regarding the first part of your question, yes, we have considered this process would be approved in the first reading, perhaps even in a simplified procedure by the European Commission but of course, today we will be getting in touch with them to inform them on this operation and it will be up to them to arrive at a final decision but seeing the precedents, particularly the precedent of E.ON and Endesa, where we were talking about market leaders in Germany and Spain. In this case, we don’t expect to even have that degree of difficulty which of course we know was zero. Second part of your question, in no way can anyone understand that we don’t think an agreement with Gas Natural is forthcoming. If you read what we say in the reports specifically: we say that this process is making headway and if Iberdrola, if finally, Gas Natural buys Endesa, Iberdrola would buy assets in that consolidated group, Gas Natural/Endesa and that is literally what we say in the announcement we presented before the UK authorities and we even said how we would fund that acquisition.

So now we are going to move on to questions from our website. The first is from ???? at Goldman Sachs. He asks, considering the dividends policy to increase dividends are according to the earnings per share, why haven’t we increased our dividends guidance for ???? after the operation.

Something I didn’t say but I will take the opportunity of this question to just say it. Is that we are talking about proforma figures and we can reveal what we can reveal. We cannot reveal more than what we are allowed to reveal. However, I am making the commitment that once the operation has been carried out and once we are integrated in a time period of no more than six months, we will present a joint strategic plan, an integrated plan for both companies, where we will see each and every parameter. But, I would like to say that in any case, our commitment to the financial community is that the dividend for the year 2009, per share, continues to be at least 1.5 euros per share. And depending on the funding, on the analysis we make once we have the possibility of integrating the two companies, we will see what the elements are. We will have a lot more insight to be able to present that joint strategic plan and one of the variables will now no doubt be the dividend. But, in no case, will it be lower than the commitment we already have.

A question from Andrew Molder??? from Credit ??? asking if we can be …

Alberto Gandolfi from JP Morgan.

Two questions, first can we talk about the WACC for the transaction. And secondly, what is our planned solution for CO2 credits after 2012?

Unfortunately, we cannot reveal the hypotheses we are working with in our valuation and much less the results expressed in WACC. The estimate of the WACC for the operation but looking at Scottish Power’s business and also knowing the WACC of our own business, you can easily come to the conclusion that the level would be very similar. Regarding the CO2 allocations, emission rights for CO2 as of 2012, we still believe in our group estimates. The emission-rights system is going to still be alive after 2012 and we firmly believe that that is they way to reduce the emission of greenhouse-effect gases. And this is what we have in our models.

Fran Baitel??? from Exis???

This first question is, have we started talking to the rating agencies? Is there any risk of being reduced to triple A plus? And, are we in a position to take additional measures to avoid that triple B plus?

I think that we have done a lot in the short time we have had. We have put a lot of time into analysing the ratios. We feel comfortable and believe that we will stay at the single A level. We have made enquiries and we have the divestment plan. With all this, we feel comfortable and believe that there is no risk that we will go to triple B.

Andrew Molder from Credit ???

Can we be more explicit regarding the majority vote at the shareholders meeting to approve the operation?

Well, I think that we have to wait for those shareholders meetings to be held. Regarding Iberdrola’s shareholders, a significant part of them have stated their specific support for this operation. They believe that it creates value and is therefore positive and I am talking about shareholders that are both on the board and not on the board. Regarding the Scottish shareholders, as you will understand, I haven’t had the opportunity of speaking to them but we will have an opportunity in the next few days since many of the shareholders are common shareholders. Many of the owners of Scottish are also major shareholders at Iberdrola, will have the opportunity of visiting them in the coming weeks. We plan to visit a good number of them and I will be able to give you some input but I feel reasonably comfortable because I feel that we can explain how positive the operation is for all of them, how good it will be for shareholders on both sides and how value will be created for both sides. I think that’s very clear. So, in that sense I feel comfortable that I will be able to explain the operation and I imagine that my colleagues will do exactly the same.

From the technical point of view, and to clarify part of the question, in the case of Iberdrola, to approve the capital increase, we will need a majority of shareholders present. In the case of Scottish Power, the approval of the scheme of arrangement requires 75% of the capital.

A question from James ??? from the Royal Bank of Scotland. Are we thinking about issuing hybrid debt to finance the operation?

At this point we are not considering that. We have to carry out the necessary analysis. You have to realise that this is a fast operation. We will have to focus on the issues as we analyse the refinancing in greater detail. As of today, it is not something that we have anticipated.

And a final question from Neil Benner??? from Barclays. We have him on the phone.

Well, we haven’t. It’s 11.30 and we have finished.

Well, thank you all very much. Thank you very much once again.

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